EXHIBIT III

FOR IMMEDIATE RELEASE

LONGKLOOF LIMITED SENDS LETTER TO NEW FRONTIER MEDIA, INC. BOARD OF DIRECTORS

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St. Helier, Jersey, Channel Islands – March 9, 2012 – This morning, the directors of Longkloof Limited sent the following letter to the board of directors of New Frontier Media (NASDAQ: NOOF):

9 March 2012

New Frontier Media, Inc.

Board of Directors

6000 Spine Road, Suite 100

Boulder, CO 80301

Ladies and Gentlemen

We own approximately 15% of the outstanding shares of New Frontier Media, Inc. ("NOOF" or the "Company") and have attempted numerous times over the past few weeks to engage in meaningful discussions with you regarding our interest in acquiring NOOF. Given your continued unwillingness to engage in any constructive dialogue with us, we believe expeditious action is necessary to protect the stockholders' interest in NOOF. As a result, subject to a satisfactory due diligence review and execution of definitive documents, we hereby offer to acquire all of the outstanding shares of common stock of NOOF not beneficially owned by us at a price of $1.35 per share in cash. Our offer is not subject to financing, and we anticipate that there would be limited conditions to closing, including that NOOF obtains all necessary corporate and regulatory approvals and refrains from incurring any new or additional "change of control" or similar obligations.

Our offer of $1.35 per share represents a premium of 26% over NOOF's average closing stock price from the start of this year until February 15, 2012, the date on which we first contacted you expressing our interest in an acquisition. We believe that this offer is fair and in the best interest of the Company and its stockholders, and that the stockholders will find such a proposal attractive.

We are extremely concerned about the capabilities and behavior of NOOF's current Board. We do not believe the current Board is capable or willing to undertake the actions necessary to enable NOOF to compete in the future, as the track record established by the current Board over the past several years has been dismal. Under the Board's stewardship, we have watched the Company's stock price decline over the past five years from above $9.00 per share to its current price of $1.13. Unfortunately, we believe the current Board is more focused on maintaining its excessive director fees and engaging in related party transactions, rather than running the Company in the best interest of the stockholders. We are particularly distressed about the lack of equity ownership by the directors, as evidenced by the Board's abandoning their former policy (which we understand was not even honoured by all the directors when in effect) of requiring the non-employee directors to purchase the Company's shares equalling in value at least 20% of the amount of the annual board fee (after an unexplained cut from the original 50% that had been in effect for fiscal years 2007 and 2008). In fiscal year 2009 the average non-employee director for NOOF received over $90,000 in cash compensation. However, hopefully, even this Board will finally take its fiduciary duty to stockholders seriously enough to allow stockholders to decide whether or not to sell the Company at a substantial premium.

We are prepared to proceed immediately to negotiate and execute definitive documents providing for a merger of the Company with a new acquisition vehicle that we would form. We firmly believe that the Board's fiduciary duties require the Board to allow the stockholders to decide for themselves if they wish to accept this offer. Accordingly, we are also prepared to structure the transaction with an immediate front end tender offer, with protections for minority stockholders pending completion of the back end merger.

This transaction will allow stockholders the opportunity to monetize their relatively illiquid investment in the Company. In addition, following any such transaction, we expect that the Company's senior management team and employees will remain in place and continue to run the business in accordance with current practices.

This transaction is of the highest priority for us and has the full attention of our investment team and our legal advisors at Stroock & Stroock & Lavan LLP. As we have communicated previously, we stand ready to meet with the Board and its representatives as soon as possible. Given our ability to consummate a transaction without a financing contingency, we expect that the Board would meet with us promptly and seriously consider our offer. We sincerely hope that you will engage in meaningful dialogue without delay so that we can work together to arrive at a negotiated transaction that will benefit NOOF and its stockholders.

While we remain optimistic that we can reach an agreement that benefits all of NOOF's stockholders in a timely manner, we are committed to protecting the value of our investment. Consequently, we are prepared to pursue any and all actions available to us in order to ensure that we maximize stockholder value. We can no longer tolerate this fatal combination of exorbitant Board fees and unfettered self-interest. Although you dismissed our initial overture as a non-offer, we would not be surprised if this Board found a way to further enrich itself at stockholder expense, given that our offer represents a clear threat to those exorbitant fees. We hereby publicly ask the Board to disclose to stockholders the cumulative amounts of all the fees and compensation (including reimbursed expenses) that they have each collected or expect to collect, as well as fees for work their respective firms have charged the Company, this fiscal year. Given that in the past five years the cash compensation to a single Board member for one year has reached as high as $97,500 and the fees to one single Board member’s partnership in one single year have been described as approximately $400,000 in the Company's proxy, we feel that our request for the aforementioned disclosure is both fair and necessary given this history of excess.

While we hope that the NOOF Board actively and thoughtfully evaluates our proposal and then allows stockholders, and not themselves, to decide whether to sell the Company at a substantial premium in an all cash transaction, we note the upcoming deadline for delivering notice to the NOOF Board regarding the intention to make proposals, including to nominate individuals for election as directors, at the 2012 annual meeting of stockholders. At this time, we are considering all of our other options in light of such deadline, including whether the recently renewed poison pill should be put to a stockholder vote and whether to propose an alternative slate of four Directors to replace Alan Isaacman, Melissa Hubbard, Hiram Woo and Walter Timoshenko for stockholders to consider.

Of course, no binding obligation on the part of NOOF or the undersigned shall arise with respect to the proposal or any transaction unless and until such time as definitive documentation satisfactory to us and approved by NOOF's Board of Directors is executed and delivered.

We look forward to discussing our proposal with you further in the near future.

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Source: Longkloof Limited